BRIGGS AND MORGAN
Professional Association
2200 IDS Center
Minneapolis, MN 55402
(612) 977-8400

January 28, 2010

Writer’s Direct Dial Number:	Writer’s E-Mail Address:
(612) 977-8417	banderson@briggs.com

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Granite City Food & Brewery Ltd.
Amendment No. 1 to Registration Statement on Form S-3 File No. 333-164065

Ladies and Gentlemen:

On behalf of Granite City Food & Brewery Ltd., a Minnesota corporation, we are providing an EDGAR transmission of the above-referenced registration statement pursuant to the Securities Act of 1933, as amended.

If you have any questions concerning this filing, please contact the undersigned at (612) 977-8417 or Avron L. Gordon at (612) 977-8455.

Very truly yours,

BRIGGS AND MORGAN
Professional Association

		By	/s/ Brett D. Anderson
Brett D. Anderson

Enclosure
cc:	James G. Gilbertson
John A. Lawson, CPA
Avron L. Gordon, Esq.